Star Equity Fund Responds to Proxy Reports for Gyrodyne, LLC
Supports Glass Lewis and ISS WITHHOLD Recommendations
Believes a Change in Board Composition is Necessary to Unlock Shareholder Value

Old Greenwich, CT – August 16, 2022 – Star Equity Fund, LP (“Star Equity Fund” or “we”), a 5% shareholder of Gyrodyne, LLC (Nasdaq: GYRO) (“Gyrodyne” or the “Company”), advocates for improved corporate governance and enhanced shareholder value at its portfolio companies. To that end, Star Equity Fund previously issued two press releases detailing our concerns about Gyrodyne. Recent reports from the proxy advisory firms Glass Lewis & Co., LLC (“Glass Lewis”), and Institutional Shareholder Services (“ISS”) reaffirm Gyrodyne’s continued track record of poor corporate governance. We believe the apathy of Gyrodyne’s incumbent board of directors (the “Board”) has been a root cause of shareholder value destruction.
We have already identified many aspects of poor corporate governance concerning the Gyrodyne Board, as disclosed in our previous press releases dated March 23, 2022, and August 1, 2022. Specifically:
-In March, we emphasized our concerns with the Board’s bonus plan in the event of liquidation and announced our intent to nominate director candidates for the upcoming election. To our disappointment, and likely as a response to our press release, Gyrodyne’s Board amended the bonus plan in its 10-Q filed on May 11, 2022, to restrict its alteration and ensure their compensation even in the case of failed reelection. Additionally, Gyrodyne rejected our request to waive the requirement of holding $2,000 worth, or 1%, of common stock for at least a year.
-In our August press release, we announced our intentions to vote WITHHOLD on the re-election of Paul L. Lamb and Richard B. Smith to the Board. In this release we expressed our views that the Board is running the Company for their personal benefit, collecting compensation while delaying the dissolution of the Company, guaranteeing an exorbitant bonus plan, having no requirement for executive ownership in the company, and not responding to shareholders’ continued concerns of poor corporate governance.
Glass Lewis and ISS independently raised similar concerns:
Both Glass Lewis and ISS independently came to many of the same conclusions of poor corporate governance at Gyrodyne within their recently issued reports, published on August 1, 2022, and August 5, 2022, respectively. These reports analyzed the proposals for consideration at the upcoming Gyrodyne annual meeting of shareholders including: the election of directors Paul L. Lamb and Richard B. Smith, the advisory vote on Executive Compensation, and the ratification of an independent auditor. Both firms recommended shareholders vote WITHHOLD on the re-election of Paul L. Lamb and Richard B. Smith and AGAINST the proposal to ratify the executive officers’ compensation, in line with our announced intentions.
-Concerning the proposal for the election of directors, Glass Lewis reported that both incumbent nominees carried “ongoing compensation concerns” and displayed “insufficient response to shareholder dissent.” As both directors are members of the compensation committee, Glass Lewis suggested they “may not be effectively serving shareholders in this regard.” As they noted in their 2021 report on Gyrodyne, a substantial 37.3% of the votes were cast against last year’s executive compensation proposal. In addition to our protests, the Board has taken no action to reflect the large amount of shareholder dissent around this issue, among others, displaying entrenchment and indifference toward shareholders. ISS similarly suggested that the compensation committee “demonstrated poor responsiveness to shareholder concerns.” Additionally, both firms noted that the Board currently lacks gender diversity and appears to lack racial/ethnic diversity.
-Regarding the advisory vote to ratify the executive compensation program, both firms identified poor governance practices. ISS reemphasized the board’s indifference toward shareholder concern on the historical say-on-pay votes, citing persistent low support of only 59.2% votes cast in 2020 and 60.3% votes cast in 2021. Glass Lewis noted a change of control provision within this proposal which would allow for the acceleration of certain vested outstanding equity rewards upon change of control, discouraging potential buyers and/or lowering the potential premium paid to investors in this scenario. They noted a lack of share ownership requirements among executives (who collectively own 0%) as well as minimal ownership among directors, failing to align the Board with the long-term interests of shareholders. Furthermore, they felt that the retention bonus plan allowing for non-executive director participation conflates the perspectives of independent directors and executives.

Star Equity Fund believes significant change to the Board is needed to unlock shareholder value.
In light of these reports and our recent press releases surrounding Gyrodyne’s poor corporate governance, we believe significant change to the Board is necessary to unlock shareholder value and to better align the Board’s interests with shareholders. We maintain our intention to vote WITHHOLD on the election of the two incumbents and AGAINST the executive compensation plan and continue to push for the interests of all shareholders of Gyrodyne.
About Star Equity Fund, LP
Star Equity Fund, LP is an investment fund managed by Star Equity Holdings, Inc. Star Equity Fund seeks to unlock shareholder value and improve corporate governance at its portfolio companies.
About Star Equity Holdings, Inc.
Star Equity Holdings, Inc. is a diversified holding company with three divisions: Healthcare, Construction, and Investments.
For more information contact:
Star Equity Fund, LP                    The Equity Group
Jeffrey E. Eberwein                    Lena Cati
Portfolio Manager                    Vice President
203-489-9501                        212-836-9611
jeff.eberwein@starequity.com                lcati@equityny.com